                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                       American Industrial Properties REIT
                       -----------------------------------
                                (Name of Issuer)


         Common Shares of Beneficial Interest, $.01 par value per share
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                   026791 20 2
                                   -----------
                                 (CUSIP Number)

            Scott A. Wolstein, President and Chief Executive Officer
                    Developers Diversified Realty Corporation
                             34555 Chagrin Boulevard
                           Moreland Hills, Ohio 44022
                                 (440) 247-4700
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 1998
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP NO. 026791 20 2                  13D

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Developers Diversified Realty Corporation


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)                       /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

                                    7       SOLE VOTING POWER
                                                 5,122,810
NUMBER OF                           8       SHARED VOTING POWER
SHARES                                               -0-
BENEFICIALLY                        9       SOLE DISPOSITIVE POWER
OWNED BY                                         5,122,810
EACH                                10      SHARED DISPOSITIVE POWER
REPORTING                                            -0-
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            5,122,810


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                 -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                31.7%

14       TYPE OF REPORTING PERSON

                                                CO

                  This Amendment No. 1 to Schedule 13D is filed to reflect the Second Closing (as defined herein).

ITEM 1.           SECURITY AND ISSUER

                  This Amendment No. 1 to Schedule 13D relates to the common shares of beneficial interest, $.01 par value per share ("Common Shares"), issued by AIP to DDRC and Scott A. Wolstein, the Chairman of the Board, President and Chief Executive Officer of DDRC, pursuant to the Agreements (as defined herein).

                  The principal executive offices of AIP are located at 6210 North Beltline Road, Suite 170, Irving, Texas 75063-2656.

ITEM 2.           IDENTITY AND BACKGROUND

                  This schedule is filed jointly by: (i) DDRC by virtue of its direct ownership of 5,022,810 Common Shares and options to purchase 100,000 Common Shares, and (ii) Scott A. Wolstein by virtue of his direct ownership of 6 Common Shares and his status as the Chairman of the Board, President and Chief Executive Officer of DDRC (DDRC and Mr. Wolstein collectively, the "Reporting Parties").

                  The business address of each of the Reporting Persons is 34555 Chagrin Boulevard, Moreland Hills, Ohio 44022.

                  Mr. Wolstein's principal occupation is serving as the Chairman of the Board, President and Chief Executive Officer of DDRC. Under the Purchase Agreement, Mr. Wolstein has been appointed Chairman of the Board of AIP. Mr. Wolstein is a citizen of the United States.

                  Set forth in Appendix A hereto are the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of DDRC. Each such person is a citizen of the United States.

                  During the last five years, none of DDRC, Mr. Wolstein or any of the persons named in Appendix A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Under the Share Purchase Agreement dated as of July 30, 1998, between AIP and DDRC, as amended by Amendment No. 1 dated as of September 14, 1998 (as amended, the "Purchase Agreement"), DDRC received 949,147 Common Shares in exchange for $14,711,778.50. DDRC borrowed this amount under its existing credit facility with The First Chicago National Bank, as administrative agent, and certain other banks (the "Credit Facility").

                  Under the Merger Agreement (the "Merger Agreement" and, together with the Purchase Agreement, the "Agreements") dated as of July 30, 1998 among AIP, DDRC and DDR Office Flex Corporation, a Delaware corporation ("Merger Sub"), DDRC received 1,258,471 Common Shares and Mr. Wolstein received 6 Common Shares in exchange for their respective interests in Merger Sub.

Merger Sub owned five light industrial or office properties and was merged into AIP, with AIP as the survivor of the merger. The closing of the purchase of 949,147 Common Shares and 1,258,477 Common Shares under the Purchase Agreement and the Merger Agreement, respectively, are collectively referred to herein as the "Initial Closing," and the date of the Initial Closing is referred to as the "Initial Closing Date."

                  On November 20, 1998, at the second closing (the "Second Closing" ) under the Purchase Agreement, DDRC received 2,815,192 Common Shares in exchange for the cancellation of $43,635,476 in aggregate principal amount of outstanding debt owed to DDRC by AIP.

                  DDRC anticipates funding the additional purchases of Common Shares and Preferred Shares (as defined herein) described in Item 4(a) through a combination of all or some of the following: working capital, borrowings under the Credit Facility, and the issuance of medium-term notes or equity securities under its shelf registration statement.

ITEM 4.           PURPOSE OF TRANSACTION

                  Except as described below, neither of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D:

                  (a) From time to time beginning on the Second Closing Date and ending on the date 180 days after the Second Closing Date (the "180 Day Period"), DDRC is obligated to purchase, at a price of $15.50 per Common Share, 2,411,391 Common Shares (the "Remaining Shares"), solely for the purpose of funding property acquisitions approved by a majority of the members of the executive committee (the "Executive Committee") of the Board of Trust Managers of AIP (the "Board") that are not affiliates of the seller of the property or of the assignor that assigned its right to acquire such property to AIP. It is a condition precedent to DDRC's obligation to purchase the Remaining Shares that AIP has borrowed at least 35% of the aggregate purchase price of each such acquisition approved by the Executive Committee from one or more third-party lenders.

                  If, as of the Business Day following the expiration of the 180 Day Period, DDRC has not purchased all of the Remaining Shares at a price of $15.50 per Common Share, then DDRC has the option to purchase a number of Common Shares that when added to the Common Shares purchased during the 180 Day Period, equals the total number of the Remaining Shares.

                  From time to time during the period commencing on the Second Closing Date and ending on the second anniversary of that date, AIP has the option to sell to DDRC the additional shares described in the first sentence of the following paragraph (the "Additional Purchased Shares") for an aggregate purchase price that may not exceed $200,000,000 (the "Additional Purchase Option") solely for the purpose of funding property acquisitions approved by a majority of the Managers (the "Managers") that are not affiliates of the seller of the property or of the assignor that assigned its right to acquire such property to AIP. The Additional Purchase Option may only be exercised by action of a majority of the Managers, excluding the Managers appointed by DDRC.

                  The Additional Purchased Shares may consist of any combination of the following, as AIP elects: (i) Common Shares, at a price of $15.50 per share, or (ii) Series A Convertible Preferred Shares, $.01 par value per share (the "Preferred Shares"), that are convertible into Common Shares after the expiration of the Standstill Period (as defined herein), at a price of $14.00 per share, but if DDRC would own, as a result of any such sale and purchase, in excess of 49.9% of the outstanding Common Shares (the "Forty-Nine Percent Threshold"), then AIP may sell only Preferred Shares to DDRC. The price per share of the Additional Purchased Shares is subject to adjustment if the ten trading day average price per Common Share on the NYSE falls below $12.12 per share and in the event of any share split, subdivision, combination, merger, reclassification or share dividend.

                  After the aggregate purchase price for the Additional Purchased Shares reaches $100,000,000, the Additional Purchase Option is not exercisable on any date on which: (i) the closing price per common share, without par value, of DDRC (each, a "DDRC Common Share"), was equal to or less than $18.00, or (ii) the aggregate value of all Common Shares and Preferred Shares purchased by DDRC in accordance with the Purchase Agreement, determined based upon the amount paid by DDRC for such shares, exceeds ten percent (10%) of DDRC's Market Capitalization as of the last trading day prior to such date. "DDRC's Market Capitalization" means for any date (with the value of DDRC's publicly-traded securities determined by reference to the reported trading prices for the last trading day prior to such date when available and, when not available, based upon a certificate of the chief financial officer of DDRC who will, in good faith, value such securities): (i) the aggregate value of all of DDRC's equity securities then issued and outstanding, including DDRC Common Shares, and DDRC's preferred and convertible securities, determined on a fully-diluted basis, plus (ii) the then outstanding aggregate principal amount of the indebtedness of DDRC and any subsidiary of DDRC. The term of the Additional Purchase Option is extended by one day for each day that the Additional Purchase Option cannot be exercised because of this limitation. In addition, the purchase price of all Common Shares and Preferred Shares issued to DDRC under that certain unit repurchase agreement to be entered into among DDRC, AIP and the investors named therein, related to the properties known as Tech 29, reduces the amount of the Additional Purchase Option on a dollar for dollar basis.

                  At the Initial Closing, Mr. Wolstein was awarded options to purchase 100,000 Common Shares at a purchase price of $12.875 per Common Share (the closing price on the NYSE of one Common Share on the day prior to the Initial Closing Date). Mr. Wolstein assigned his options to DDRC as of the Initial Closing Date. All of those options vested on the Second Closing Date.

                  (b) Under the Merger Agreement, Merger Sub was merged with and into AIP, with AIP as the survivor of such merger.

                  (c) To the best of the Reporting Persons' knowledge, no such transaction is contemplated.

                  (d) Under the Purchase Agreement, the Board was expanded to 11 members. DDRC has the right to nominate four Managers, including the Chairman of the Board. At the Initial Closing, DDRC nominated Mr. Wolstein, James A. Schoff, Albert T. Adams and Robert H. Gidel for election as Managers. The Board elected each of Messrs. Wolstein, Schoff, Adams and Gidel to the Board, with Mr. Wolstein serving as its Chairman. If DDRC has purchased all of the Remaining Shares prior to the expiration of the 180 Day Period, DDRC may continue to nominate three Managers (of a Board that will comprise 10 Managers commencing in May 1999) for so long as it retains its Common Share holdings, with reductions in the number of nominees on a graded scale to zero when it holds less than 25% of the shares acquired under the Agreements. If DDRC has not purchased all of the Remaining Shares following the expiration of the 180 Day Period, DDRC has a right to nominate a number of Managers equal to the percentage of AIP's issued and outstanding Common Shares on a fully diluted basis held by DDRC (with all Preferred Shares treated as issued and outstanding Common Shares) times the authorized number of Managers, with any resulting fraction rounded down. If the number of Managers DDRC is entitled to nominate under the right described in the preceding sentence is less that three, then DDRC's right to nominate the Chairman of the Board of AIP terminates.

                  One Manager (not nominated by DDRC) has indicated that he will retire at AIP's next annual meeting of shareholders.

                  (e) Except as described herein, the Reporting Persons are not aware of any changes to AIP's present capitalization or dividend policy.

                  (f) Except as described herein, the Reporting Persons are not aware of any material changes in AIP's business or corporate structure resulting from this transaction.

                  (g) DDRC and the Significant Shareholders (as defined herein) are parties to voting agreements described in Item 6(b). Under those voting agreements, AIP and the Significant Shareholders may not seek transactions that compete with the Transactions, subject to certain exceptions. These agreements may impede a change of control of AIP.

                  (h) The Reporting Persons are not aware of any such plan or proposal.

                  (i) The Reporting Persons are not aware of any such plan or proposal.

                  (j) The Reporting Persons are not aware of any such actions other than those described herein.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) DDRC beneficially owns 5,022,810 Common Shares and options to purchase 100,000 Common Shares that vested on the Second Closing, representing approximately 31.7% of the outstanding Common Shares. Mr. Wolstein, as an individual, beneficially owns six Common Shares, representing less than 1% of the outstanding Common Shares. As the Chairman of the Board, President and Chief Executive Officer of DDRC, Mr. Wolstein may be deemed to beneficially own 5,022,816 Common Shares, consisting of all of the Common Shares owned by DDRC and Mr. Wolstein, collectively, representing approximately 31.7% of the outstanding Common Shares.

                  The Remaining Shares and the Common Shares and Preferred Shares, as applicable, to be acquired by DDRC under the Additional Purchase Option have not been included in determining the beneficial ownership of DDRC or Mr. Wolstein, because the acquisition of these shares remains subject to a number of contingencies, as described herein.

                  (b) DDRC has the sole power to vote and dispose of the 5,022,810 Common Shares listed as owned by it in Item 5(a) and has the sole power to exercise the options to purchase the 100,000 Common Shares described in
Item 5(a) and to vote and dispose of those Common Shares. Mr. Wolstein has the sole power to vote and dispose of the six Common Shares listed as owned by him in Item 5(a). As the Chairman of the Board, President and Chief Executive Officer of DDRC, Mr. Wolstein may be deemed to have the power to vote and dispose of the Common Shares owned by DDRC.

                  (c) Except as described herein, none of the Reporting Persons or any of the persons identified in Appendix A has effected any transaction in the Common Shares in the past 60 days.

                  (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares described in Item 5(a).

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) PURCHASE AGREEMENT.

                           (i) Standstill Provisions. From the Initial Closing
Date until the third anniversary of the Second Closing Date (the "Standstill Period"), DDRC is subject to a standstill provision that limits DDRC's ability to: acquire Common Shares, other than under the Purchase Agreement; act with others as a "group," as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; solicit proxies or submit shareholder proposals in opposition to a majority of the Board; assist or encourage others in purchasing in excess of five percent of the Common Shares; and seek to control the management or policies of AIP.

                           (ii) Remaining Shares. DDRC's obligation or option,
as applicable, to acquire the Remaining Shares is described in Item 4(a).

                           (iii) Anti-Dilution. If DDRC's beneficial ownership
of Common Shares falls below forty percent (40%) of the outstanding Common Shares on a fully diluted basis (the "Forty Percent Threshold"), DDRC has the right to purchase, at a price of $15.50 per Common Share, a number of Common Shares such that, immediately after such purchase and giving effect thereto, DDRC's beneficial ownership of Common Shares will be less than or equal to the Forty Percent Threshold. The purchase price of all Common Shares issued pursuant to this option will reduce the Additional Purchase Option on a dollar for dollar basis.

                  If DDRC's beneficial ownership of Common Shares falls below the Forty Percent Threshold after the Additional Purchase Option has been exhausted or otherwise terminated, then, notwithstanding the standstill provisions described in Item 6(a)(i), DDRC has the right (to the extent permitted by law) to purchase, in the open market or in one or more privately negotiated transactions, a number of Common Shares such that, immediately after such purchase and giving effect thereto, DDRC's beneficial ownership of Common Shares will be less than or equal to the Forty Percent Threshold.

                           (iv) Additional Purchase Option. The Additional
Purchase Option is described in Item 4(a).

                           (v) Right to Nominate Managers. DDRC's right to
nominate Managers is described in Item 4(d).

                           (vi) Open Market Purchases. Notwithstanding any other
provision of the Purchase Agreement, DDRC may, from time to time, purchase Common Shares with an aggregate value (determined based on the price paid by DDRC in each such transaction) that does not exceed $10,000,000 in one or more open market transactions, which purchases will reduce the aggregate amount of the Additional Purchase Option on a dollar for dollar basis after the aggregate purchase price for the Additional Purchased Shares reaches $100,000,000, but DDRC may not make any such purchase if, as a result of such purchase, DDRC would own in excess of the Forty-Nine Percent Threshold.

                  (b) VOTING AGREEMENTS. DDRC is a party to separate voting agreements with each of the following shareholders of AIP (the "Significant Shareholders"): (i) LaSalle Advisors Capital Management, Inc. and ABKB/LaSalle Securities Limited Partnership (the "LaSalle Entities"); (ii) Morgan Stanley Asset Management Inc., on behalf of certain of its clients with respect to shares of AIP over which it exercises investment discretion, and MS Real Estate Special Situations, Inc. (the "Morgan Entities"); and (iii) USAA Real Estate Company ("USAA"). The voting agreements provide that each

Significant Shareholder will (i) either vote the Common Shares that it beneficially owns, or recommend that such shares, vote, as applicable, in favor of the transactions contemplated by the Purchase Agreement and the Merger Agreement, and (ii) not solicit competing transactions involving AIP. The voting agreement with the LaSalle Entities is subject to the LaSalle Entities' ability to vote or recommend otherwise for fiduciary duty reasons. The voting agreements provide that each Significant Shareholder agrees to either vote the Common Shares that it beneficially owns or recommend that such shares vote, as applicable, in favor of the Managers nominated by DDRC for so long as DDRC's rights to nominate Managers continues under the Purchase Agreement. In the Purchase Agreement, DDRC has agreed to vote its Common Shares in favor of the nominees of each Significant Shareholder for so long such Significant Shareholder has a right to nominate a Manager. The previously disclosed voting agreement with Praedium II Industrial Associates LLC terminated at the Second Closing.

                  (c) REGISTRATION RIGHTS AGREEMENT. AIP and DDRC are parties to a registration rights agreement (the "Registration Rights Agreement") relating to the Common Shares. The Registration Rights Agreement provides that DDRC may make up to three demands to have Common Shares registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain limitations on other stockholders exercising their demand rights.

                  DDRC has the right to require that AIP file and have declared effective a shelf registration statement to remain effective for three years from the date such registration statement is declared effective. DDRC also has certain "piggy-back" registration rights. DDRC must be notified prior to the filing of any registration statement under the Securities Act by AIP. DDRC may include Common Shares in any such registration statement. AIP must use its best efforts to include any such Common Shares in that registration statement.

                  DDRC's rights under the Registration Rights Agreement rank pari passu with those of the Significant Shareholders under similar agreements with AIP.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  A. Agreement among the Reporting Persons to file a joint statement on Schedule 13D*

                  B.       Share Purchase Agreement(1)

                  C.       Amendment No. 1 to the Share Purchase Agreement**

                  D.       Merger Agreement(1)

                  E.       Voting Agreement between DDRC and the LaSalle
                           Entities***

                  F.       Voting Agreement between DDRC and Praedium(1)

                  G.       Voting Agreement between DDRC and the Morgan
                           Entities(1)

                  H.       Voting Agreement between DDRC and USAA(1)

                  I.       Registration Rights Agreement(1)

                  J.       Credit Facility(2)

*        Filed herewith.

**       Previously filed.

*** Filed herewith. This voting agreement is filed because LaSalle Advisors Capital Management, Inc., as successor to LaSalle Advisors Limited Partnership, executed a new voting agreement.

(1) Incorporated by reference herein from AIP's Current Report on Form 8-K filed with the Commission on August 5, 1998, Commission file number 1-9016.

(2) Incorporated by reference herein from DDRC's Annual Report on Form 10-K filed with the Commission on March 31, 1998, Commission file number 1-11690.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                  DEVELOPERS DIVERSIFIED REALTY
                                  CORPORATION, an Ohio corporation


                                  By: /s/ Scott A. Wolstein
                                  Name: Scott A. Wolstein
                                  Title:  President and Chief Executive Officer





                                               /s/ Scott A. Wolstein
                                         -------------------------------------
                                                  Scott A. Wolstein



Dated as of November 23, 1998

                                                                      APPENDIX A

                        DIRECTORS AND EXECUTIVE OFFICERS
                  OF DEVELOPERS DIVERSIFIED REALTY CORPORATION
                  The following table sets forth the name, business address, present principal occupation or employment, the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of Developers Diversified Realty Corporation, an Ohio corporation ("DDRC").

                                                            Principal Occupation or Employment and Name,
                                                            Principal Business and Address of Organization
Name and Business Address                                   in which Employment Conducted(1)
-------------------------                                   ------------------------------
A.    Directors of DDRC

Scott A. Wolstein(2)                                        Chairman of the Board, President and
                                                            Chief Executive Officer of DDRC (real estate
                                                            investment trust); Chairman of the Board of
                                                            American Industrial Properties REIT (real estate
                                                            investment trust)

James A. Schoff(2)                                          Vice Chairman of the Board and Chief Investment
                                                            Officer of DDRC (real estate investment trust)

William N. Hulett III                                       Director of DDRC (real estate investment trust)
6127 Chagrin River Road
Bentleyville, OH 44022

Ethan Penner                                                President of Nomura Asset Capital Corporation (real
101 California Street                                       estate financing)
Suite 4225
San Francisco, CA 94111

Albert T. Adams                                             Partner, Baker & Hostetler LLP (law firm)
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114-3485

Dean S. Adler                                               Principal, Lubert-Adler Partners, L.P. (real estate
Belgravia, 8th Floor                                        investments)
1811 Chesnut Street
Philadelphia, PA 19103

Barry A. Sholem                                             Co-Chairman, Donaldson, Lufkin & Jenrett, Inc. Real
2121 Avenue of the Stars                                    Estate Capital Partners (real estate investments) Los
Angeles, CA 90667


--------------------------

1 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2 The business address of each such person is 34555 Chagrin Boulevard, Moreland Hills, Ohio 44022.

B.    Executive Officers of DDRC

Scott A. Wolstein(2)                                        See A. above

James A. Schoff(2)                                          See A. above
                                                            Vice President and Director of Development
John R. McGill(2)

Joan U. Allgood(2)                                          Vice President and General Counsel

Loren F. Henry(2)                                           Vice President and Director of Management

William H. Schafer(2)                                       Vice President and Chief Financial Officer

Alan Bobman(2)                                              Regional Vice President of Leasing

Steven M. Dorsky(2)                                         Regional Vice President of Leasing

Robin R. Walker(2)                                          Regional Vice President of Leasing








---------------------------

1 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2 The business address of each such person is 34555 Chagrin Boulevard, Moreland Hills, Ohio 44022.

                                                                       EXHIBIT A

                  This Exhibit A to Amendment No. 2 to Schedule 13D is filed pursuant to the requirements of Rule 13d(1)(f)(1)(iii). The undersigned, Developers Diversified Realty Corporation and Scott A. Wolstein, hereby agree that the Amendment No. 2 to Schedule 13D to which this Exhibit A is attached is filed on behalf of each of the undersigned.


                                   DEVELOPERS DIVERSIFIED REALTY CORPORATION, an Ohio corporation


                                   By: /s/ Scott A. Wolstein
                                   Name: Scott A. Wolstein
                                   Title:  President and Chief Executive Officer





                                                   /s/ Scott A. Wolstein
                                            -----------------------------------
                                                     Scott A. Wolstein

Dated as of November 23, 1998

                                                                       EXHIBIT E


                                  July 30, 1998



Developers Diversified Realty Corporation
34555 Chagrin Boulevard
Moreland Hills, Ohio

         Re:      Voting Agreement

Ladies and Gentlemen:

                  The undersigned understands that Developers Diversified Realty Corporation, an Ohio corporation ("DDRC"), and American Industrial Properties REIT, a Texas real estate investment trust ("AIP"), are entering into a Share Purchase Agreement to be dated on or about the date hereof (the "Purchase Agreement"), and, together with DDR Office Flex Corporation, a Delaware corporation, a Merger Agreement to be dated on or about the date hereof (the "Merger Agreement" and, together with the Purchase Agreement, the "Agreements"), providing for, among other things, the purchase of common shares, $.10 par value per share, of AIP by DDRC (the "Share Purchase"). Under the rules of the New York Stock Exchange, consummation of the Share Purchase will require the approval of the shareholders of AIP.

                  The undersigned is a shareholder of AIP (the "Shareholder") and is entering into this letter agreement at your request, in exchange for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, to induce you to enter into the Agreements and to consummate the transactions contemplated thereby.

                  The Shareholder confirms its agreement with you as follows:

                  1. The Shareholder represents and warrants that it is the beneficial owner of the shares of beneficial interest AIP listed on Schedule I annexed hereto (the "Shares") of which the Shareholder or any affiliate (as defined under the Securities Exchange Act of 1934, as amended) of the Shareholder controlled by the Shareholder (a "Controlled Affiliate") that has the power to vote or to make recommendations regarding voting, and that the Shareholder and the Controlled Affiliates, or the clients on whose behalf the Shareholder or any Controlled Person acts as a fiduciary, are, to the best of the Shareholder's knowledge, on the date hereof the lawful owners of the number of Shares set forth in Schedule I, free and clear of all liens, charges, encumbrances, voting agreements and commitments of any kind, except as disclosed in Schedule I. Except for the Shares set forth in Schedule I, neither the Shareholder nor any Controlled Affiliate owns or holds any rights to acquire any additional shares of beneficial interest of AIP (other than pursuant to options or conversion rights with regard to any of the Shares, in each case as disclosed in Schedule I) or any interest therein or any voting rights with respect to any such additional shares.

                  2. Until the earliest date referred to in Section 12, the Shareholder agrees that it will not, and will not permit any Controlled Affiliate to, contract to sell, sell or otherwise transfer or dispose of any of the Shares or any interest therein or securities convertible into shares of beneficial interest of AIP, or any voting rights with respect thereto, without your prior written consent.

                  3. The Shareholder agrees that, during the term of this letter agreement, neither it nor any Controlled Affiliate will take any action that AIP would be prohibited from taking under Section 5.4 of the Purchase Agreement.

                  4. The Shareholder agrees that during the term of this letter agreement (a) all of the shares of beneficial interest of AIP beneficially owned by the Shareholder or any Controlled Affiliate, or over which the Shareholder or any Controlled Affiliate has voting power or control, directly or indirectly, including any such shares acquired after the date hereof at the record date for any meeting of shareholders of AIP called to consider and vote on the Share Purchase and the Agreements and the transactions contemplated thereby or any Competing Transaction (as such term is defined in the Purchase Agreement) will be voted by the Shareholder or such Controlled Affiliates, or any representative or proxy thereof, or that the Shareholders will recommend that such Shares be voted, as applicable, in favor of the approval of the Share Purchase and the Agreements and the transactions contemplated thereby and (b) neither the Shareholder nor any Controlled Affiliate, nor any such representative or proxy will vote any such Shares or recommend that such Shares be voted, in favor of any Competing Transaction, in each case except to the extent that the Shareholder determines in its good faith judgment, after consultation with its legal counsel, that it is prudent to vote or recommend otherwise in the exercise of its fiduciary obligations.

                  5. The Shareholder agrees that the shares referred to in
Section 4 above, owned at the record date for any meeting of shareholders of AIP called to consider and vote on the election of members of the Board of Trust Managers of the Trust (the "Board"), will be voted by the Shareholder or any Controlled Affiliate, or any representative or proxy thereof, or that the Shareholder will recommend that such Shares be voted, as applicable, in favor of the approval of the election of the representatives of DDRC to the Board for so long as DDRC has the right to nominate members of the Board under the Purchase Agreement, in each case except to the extent that the Shareholder determines in its good faith judgment, after consultation with its legal counsel, that it is prudent to vote or recommend otherwise in the exercise of its fiduciary obligations.

                  6. The Shareholder hereby appoints Marc A. Simpson to attend the special meeting of the shareholders of AIP held to consider and vote on the Share Purchase and to vote the shares referred to in Section 4 above, with all the power the Shareholder would possess if personally present, in favor of the approval of the Share Purchase, the Agreements and the transactions contemplated thereby. The Shareholder agrees to execute, and to cause each Controlled Affiliate to execute, such proxies and other instruments, and to take and to cause each Controlled Affiliate to take such actions, as may be necessary to cause all of those shares to be so voted.

                  7. The Shareholder has all necessary power and authority to enter into this letter agreement. This letter agreement is the legal, valid and binding agreement of the Shareholder, and is enforceable against the Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity. This letter agreement shall inure to the benefit of the parties hereto and the successors and assigns of DDRC.

                  8. The Shareholder agrees that damages are an inadequate remedy for the breach by Shareholder of any term or condition of this letter agreement and that you shall be entitled to a temporary restraining order and preliminary and permanent injunctive relief in order to enforce our agreements herein.

                  9. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to matters arising under or in connection with this letter agreement, this letter agreement shall be governed by the laws of the State of Ohio. All actions



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



and proceedings arising out of or relating to this letter agreement shall be heard and determined in any United States District Court sitting in the Northern District of Ohio.

                  10. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of any United States District Court located in the Northern District of Ohio, for the purpose of any action or proceeding arising out of or relating to this letter agreement and each of the parties hereto irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in any federal court sitting in the Northern District of Ohio. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                  Shareholder hereby irrevocably appoints A.G.C. Co., 1900 East 9th Street, Suite 3200, Cleveland, Ohio, as its lawful agent in and for the State of Ohio, for and in its behalf, to accept and acknowledge service of, and upon whom may be served, all necessary processes in any action, suit, or proceeding arising under this Agreement that may be had or brought against it in any federal court in the Northern District of Ohio, such service of process or notice, or the acceptance thereof by said agent endorsed thereon, to have the same force and effect as if served upon such corporation or individual. Nothing in this Section 10 shall affect the right of any party hereto to serve legal process in any other manner permitted by law. Shareholder hereby waives all defenses of improper venue and forum non conveniens with respect to any action, suit, or proceeding brought in the any United States District Court located in the Northern District of Ohio and arising under this letter agreement.

                  11. This letter agreement constitutes the entire agreement between the parties hereto with respect to the matters covered hereby and supersedes all prior agreements, understandings or representations between the parties, written or oral, with respect to the subject matter hereof.

                  12. This letter agreement and the proxy granted pursuant to
Section 6 hereof shall become effective upon the execution and delivery of the Agreements by the respective parties thereto. Except as otherwise provided herein, this letter agreement and the proxy granted pursuant to Section 6 hereof shall terminate automatically, without the need for any notice or other action by either party upon the earliest of (i) the date on which the Purchase Agreement and the Merger Agreement are terminated, (ii) the Second Closing Date, as defined in the Purchase Agreement, and (iii) the date that is 240 days after the date hereof.

                  13. Each of the parties hereto intends that AIP shall be a third party beneficiary of this letter agreement, and shall be entitled to the benefits hereof and shall have the ability to exercise the rights granted to DDRC herein as fully as if it were a signatory of this letter agreement.

                  14. Notwithstanding anything to the contrary contained herein, neither AIP nor any representative of the Shareholder serving on the Board of Trust Managers of AIP shall be deemed to be a Controlled Affiliate.



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


                  Please confirm that the foregoing correctly states the understanding between us by signing and returning to me a counterpart hereof.

                                     LaSalle Advisors Capital Management, Inc.


                                     By:/s/ Stanley J. Kraska, Jr.
                                     Name: Stanley J. Kraska, Jr.
                                     Title: Managing Director



                                     ABKB/LaSalle Securities Limited Partnership


                                     By:/s/ Stanley J. Kraska, Jr.
                                     Name: Stanley J. Kraska, Jr.
                                     Title: Managing Director




Confirmed on the date
first above written

Developers Diversified Realty Corporation


By: /s/ Scott A. Wolstein
Name: Scott A. Wolstein
Title: President



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                                                                          Page 4

                                   Schedule I

                   Ownership of Shares of Beneficial Interest


                Owned Beneficially                      Total Number of Shares
       (including Options to Purchase Shares)              Beneficially Owned
       --------------------------------------              -------------------
       LaSalle Securities                                       960,425
       LaSalle Advisors                                         542,153





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